Invictus' Chief Evangelist Officer Gene Simmons Tours AB Laboratories

Company Announces Commencement of 40,000 sq. ft. Construction Expansion Project

VANCOUVER, March 27, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTC: IVITF; FRA: 8IS1) announced today that the company has commenced construction on a key expansion building near Hamilton following a recent tour of AB Laboratories Inc. ("AB Labs") and AB Ventures Inc. ("AB Ventures") by Invictus' new Chief Evangelist Officer, rock legend Gene Simmons of KISS.

AB Labs Phase Two, 40,000 Sq. Ft. Production Facility Under Construction

"I joined Invictus to become a part of a great company. And to play a role in this dynamic industry. The Invictus team is executing at such a high level — the business acumen, dedication and drive is among the best I have encountered in any industry," said Simmons. "I'm already learning so much, and eager for more. This industry is in full-ferment in Canada, and Invictus is taking all of the right steps as Canada moves closer towards full legalization. It's exciting."

AB Lab's Phase 2 construction adds 40,000 sq. ft. of canopy to the existing 15,600 square feet of cultivation space. The combined facility contains multiple rooms for cultivation, trimming and drying in a controlled and regulated environment, and plays a critical role in Invictus' strong production profile.

"The progress at AB Labs has been a triumph from the beginning, and stands as a testament to savvy project management," said Invictus Chairman and CEO Dan Kriznic. "Given his decades of experience managing highly successful business efforts in such a wide variety of fields — music, merchandising, restaurants and more — I was thrilled to introduce Gene to the experienced staff that work at AB Labs."

Kriznic added: "Beginning with our first conversation, Simmons said he was eager to roll up his sleeves and become deeply involved with the different facets of Invictus. He wasn't kidding. Just days after opening the day of trading at the TSXV on behalf of Invictus, Simmons began diving deep into the regulatory and commercial nitty-gritty of building a leading cannabis company in Canada — touring his first cannabis facility, asking smart questions, dedicating himself to learning the business. We anticipate years of smart insights and hands-on guidance from Simmons."

About Invictus

Invictus operates cannabis companies in Canada with the vision of producing a variety of high quality and low cost cannabis products and strains to the global market place as regulations permit. Gene Simmons, music legend and media mogul, conveys the vision of Invictus as the Chief Evangelist Officer.

Invictus operates two cannabis production sites under the Access to Cannabis for Medical Purposes Regulations ("ACMPR") in Canada and has over 95,000 square feet of cannabis production capacity at the licensed production sites. The Company's wholly owned subsidiary Acreage Pharms Ltd. ("Acreage Pharms"), located in West-Central Alberta on 150 acres, has approximately 40,000 square feet of cannabis ready production with its recently completed Phase 2 expansion. The Company intends on expanding to 120,000 square feet by the end of 2018 once Phase 3 is complete.

Invictus also owns 50% of AB Laboratories Inc. ("AB Labs"), a licensed producer under the ACMPR located in Hamilton, Ontario. AB Labs currently operates in a 16,000 square foot facility and recently acquired a facility adjacent to the existing property that will allow for a total of 56,000 square feet of cultivation space ready for production by June 2018. During the first quarter of 2018 AB Labs submitted a secondary license to Health Canada for a nearby property on 100 acres under the name AB Ventures Inc. ("AB Ventures"). Invictus has committed $5.5 million in cash to AB Ventures to secure its 33 1/3 percent ownership and allow AB Ventures to build its first 20,000 square foot facility on the 100-acre property.

Combined, the licensed producers owned by Invictus expect to have approximately 200,000 square feet of cannabis production capacity by the end of 2018 and 520,000 square feet of cannabis production capacity by the end of 2019.

In addition to the ACMPR licenses, the Company has an 82.5% investment in Future Harvest Development Ltd. a high quality Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia that has been in operation for over 20 years under the brand Plant Life Products and Holland Secret.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
Invictus MD Strategies Corp.
604-537-8676

In the United States
Terry L. Wills
President
Wills Communications, Inc.
310-877-1458

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential production capacity of AB Labs, the completion of AB Ventures and Acreage Pharms' production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of AB Labs secondary license, the granting of a sales license under the ACMPR to Acreage Pharms, expected sales of inventory and the legalization of the recreational use of marijuana in Canada in 2018 are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the potential production capacity of AB Labs, the completion of AB Ventures and Acreage Pharms' production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of AB Labs secondary license, the granting of a sales license under the ACMPR to Acreage Pharms, expected sales of inventory and the legalization of the recreational use of marijuana in Canada in 2018. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, AB Labs will not be successful in reaching its potential production capacity, AB Ventures and Acreage Pharms' production facilities will not be completed as anticipated, regulatory approval will not be granted as anticipated and therefore, the anticipated timing of AB Labs reaching full production capacity will be delayed, AB Labs not be granted their secondary license, Acreage Pharms will not be granted its sales license under the ACMPR, expected sales of inventory will not be met and the legalization of the recreational use of marijuana in Canada will not occur at all or as expected. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Invictus MD Strategies

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CNW 09:10e 27-MAR-18